Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

As of the date of this Annual Report on Form 10-K of which this Exhibit 4.1 is a part, Buda Juice, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.001 per share (the “Common Stock”).

The Company is authorized to issue an aggregate of 100,000,000 shares. The authorized capital stock is divided into 90,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.

The following description summarizes the most important terms of our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation a copy of which have been incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. For a complete description of our capital stock, you should refer to our certificate of incorporation and to the applicable provisions of Delaware General Corporation Law.

All shares of Common Stock of the Company are one and the same class, identical in all respects and have equal rights, powers and privileges.

Voting. The holders of outstanding shares of Common Stock have the exclusive right to vote on all matters requiring stockholder action. On each matter on which holders of Common Stock are entitled to vote, each outstanding share of such Common Stock is entitled to one vote.

Dividends. Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of Common Stock have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation. Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of Common Stock have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

Rights and Preferences. Holders of our Common Stock will have no preemptive, conversion or subscription rights, and there will be no redemption or sinking funds provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of share of any series of our preferred stock that we may designate and issue in the future.